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                                                                    EXHIBIT 99.2
March 21, 1996
Board of Directors
DUAL DRILLING COMPANY
5956 Sherry Lane, Suite 1500
Dallas, Texas 75225
Members of the Board:

    You have requested the opinion of Simmons & Company International ("Simmons") as investment bankers as to the fairness, from a financial point of view, to the holders of shares of common stock, par value $0.01 per share (the "Company Common Stock"), of DUAL DRILLING COMPANY (the "Company") of the consideration to be received by such stockholders in the proposed merger of the Company with DDC Acquisition Company (the "Sub"), a wholly owned subsidiary of ENSCO International Incorporated ("ENSCO"), pursuant to the Agreement and Plan of Merger (the "Agreement") to be executed by ENSCO, the Sub, and the Company (the "Proposed Merger").

    As more specifically set forth in the Agreement, in the Proposed Merger each issued and outstanding share of the Company Common Stock will be converted into
0.625 of a share of common stock, par value $0.10 per share, of ENSCO (the "ENSCO Common Stock").

    Simmons, as a specialized energy-related investment banking firm, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, the management and underwriting of sales of equity and debt to the public, and private placements of equity and debt. Simmons has previously rendered investment banking services to the Company and ENSCO in connection with a number of transactions for which Simmons received customary compensation and may provide investment banking services to ENSCO in the future. In addition, in the ordinary course of business, Simmons may actively trade the securities of the Company and ENSCO for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

    In connection with rendering its opinion, Simmons has reviewed and analyzed, among other things, the following: (i) the Letter of Intent between ENSCO and the Company dated January 25, 1996; (ii) a draft of the Agreement; (iii) the financial statements and other information concerning the Company, including the Annual Reports on Form 10-K of the Company for the three years ended December 31, 1995, the Company's prospectus dated August 5, 1993 relating to the sale of
6.25 million shares of Company Common Stock, the Company's prospectus dated January 20, 1994 relating to the sale of $100 million principal amount of its senior subordinated notes, and the Current Reports on Form 8-K of the Company dated January 25, 1996, August 5, 1995 and June 5, 1995; (iv) certain other internal information, primarily financial in nature, concerning the business and operations of the Company furnished by the Company for purposes of Simmons' analysis; (v) certain publicly available information concerning the trading of, and the trading market for, the Company Common Stock; (vi) certain publicly available information concerning ENSCO, including the Annual Reports on Form 10-K of ENSCO for the three years ended December 31, 1995, and the Current Reports on Form 8-K dated January 25, 1996, September 11, 1995, May 23, 1995 and March 23, 1995; (vii) certain other internal information, primarily financial in nature, concerning the business and operations of ENSCO furnished by ENSCO for purposes of Simmons' analysis; (viii) certain publicly available information concerning the trading of, and the trading market for, ENSCO Common Stock; (ix) certain publicly available information with respect to certain other companies that Simmons believes to be comparable to the Company or ENSCO and the trading markets for certain of such other companies' securities; (x) certain publicly available information concerning the estimates of the future operating and financial performance of the Company, ENSCO and the comparable companies prepared by industry analysts unaffiliated with either the Company or ENSCO; and
(xi) certain publicly available information concerning the nature and terms of certain other transactions considered relevant to the inquiry. Simmons has also met with certain officers and employees of the
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Company  and ENSCO to discuss  the foregoing, as well  as other matters believed relevant to the inquiry. In addition, Simmons has made such other analyses and examinations as it considered appropriate in expressing its opinion contained herein.

    In arriving at its opinion, Simmons has assumed and relied upon the accuracy and completeness of all of the financial and other information provided by the Company and ENSCO, or publicly available, including, without limitation, information with respect to asset conditions, tax positions, liability reserves and insurance coverages, and has not attempted independently to verify any of such information. Simmons has not conducted a physical inspection of any of the assets, properties or facilities of the Company or ENSCO, nor has Simmons made or obtained any independent evaluations or appraisal of any of such assets, properties or facilities. In addition, Simmons has discussed the prospects of the Company with certain representatives of the Company and has been provided with certain financial projections of the Company. Simmons has also discussed the prospects of ENSCO with certain representatives of ENSCO.

    In conducting its analysis and arriving at its opinion as expressed herein, Simmons has considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of the Company and ENSCO; (ii) the business prospects of the Company and ENSCO; (iii) the historical and current market for the Company Common Stock, for ENSCO Common Stock and for the equity securities of certain other companies believed to be comparable to the Company or ENSCO; (iv) the respective contributions in terms of various financial measures of the Company and ENSCO to the combined company, and the relative pro forma ownership of ENSCO after the Proposed Merger by the current holders of the Company Common Stock and ENSCO Common Stock; and (v) the nature and terms of certain other acquisition transactions that Simmons believes to be relevant. Simmons has also taken into account its assessment of general economic, market and financial conditions and its experience in connection with similar transactions and securities' valuation generally. Simmons' opinion necessarily is based upon conditions as they exist and can be evaluated on, and on the information made available at, the date hereof. The opinion rendered by Simmons does not constitute an opinion as to the future value of ENSCO Common Stock upon consummation of the Proposed Merger or the price at which ENSCO Common Stock will trade at any time.

    Simmons is acting as financial advisor to the Company in this transaction and will receive a fee for its services that is contingent upon the consummation of the Proposed Merger.

    It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without Simmons' prior written consent.

    Based upon and subject to the foregoing, Simmons is of the opinion, as investment bankers, that the consideration to be received by the holders of the Company Common Stock in the Proposed Merger is fair to such holders from a financial point of view.

                                                        Sincerely,
                                             SIMMONS & COMPANY INTERNATIONAL
                                                     /s/ BEN A. GUILL
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                                                       Ben A. Guill
                                                    MANAGING DIRECTOR